Reg. S-K
Item 601
Exhibit 12
BERKSHIRE HATHAWAY INC.
Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges
(Dollars in millions)

	Year Ended December 31,
	2007		2006		2005		2004		2003
Net earnings	$13,213		$11,015		$8,528		$7,308		$8,151
Income tax expense	6,594		5,505		4,159		3,569		3,805
Minority interests in earnings	354		258		104		59		64
Equity in earnings of MidAmerican Energy Holdings Company	—		—		(523)		(237)		(429)
Fixed charges*	2,202		1,979		867		875		614

Earnings available for fixed charges	$22,363		$18,757		$13,135		$11,574		$12,205

Investment and derivative gains, pretax, included in Earnings available for fixed charges	$5,509		$2,635		$5,408		$3,471		$4,083

Fixed charges*
Interest on indebtedness (including amortization of debt discount and expense)	$1,910		$1,724		$723		$721		$472

Rentals representing interest and other	292		255		144		154		142

	$2,202		$1,979		$867		$875		$614

Ratio of earnings to fixed charges*	10.16	x	9.48	x	15.15	x	13.23	x	19.88	x

Ratio of earnings, excluding investment and derivative gains, to fixed charges*	7.65	x	8.15	x	8.91	x	9.26	x	13.23	x

*	Includes fixed charges of finance and financial products and utilities and energy businesses as follows:

	2007	2006	2005	2004	2003
Finance and financial products	$608	$571	$598	$602	$337
Utilities and energy	1,265	1,070	—	—	—
     Excluding fixed charges of finance and financial products and utilities and energy businesses the ratios of earnings to fixed charges were as follows:

	2007	2006	2005	2004	2003
Including investment and derivative gains	62.28x	50.64x	46.61x	40.19x	42.84x
Excluding investment and derivative gains	45.53x	42.84x	26.50x	27.48x	28.10x